Why
GLOBAL INVESTING?

- *Reduced Risk*
- *Enhanced Rates of Return*
- *Opportunity Set*

Learn More About the Fund


WALL ST

Ticker Symbol: MUNDX

DATE: 1/8/2014
NAV: 16.64
DAY CHANGE: 0.04

2013 Dividend & Capital Gains as of 12/27/2013

Dividend: $0.07425
Short-Term Cap Gain: $0.03453
Long-Term Cap Gain: $0.02020

LATEST NEWS

Quarterly Commentary 4Q13

Quarterly Commentary 3Q13

SUBSCRIBE TO OUR NEWSLETTER

name

email

Subscribe

We believe patience is the most important skill an investor can have along with time, not timing.

The name Mundoval is derived from the Spanish words mundo and valor, which mean world and value. More than one-half of the world's stock market capitalization is located outside of the United States and international stock markets have historically performed independently of the United States and one another over time. Investing globally provides a greater number of opportunities to select from and the potential to reduce risk and enhance rates of return through the ownership of businesses throughout the world.

The Mundoval Fund adheres to a value oriented investment philosophy by investing in businesses throughout the world that are believed to be selling at less than our estimate of their worth or intrinsic value. We believe that buying businesses at a discount may provide for a "margin of safety" against the risk of

further price declines and loss of principal. First and foremost, we are business owners not speculators. The fund is typically invested in no more than 30 businesses because we believe that concentration limits the portfolio to our best ideas and has a more meaningful impact on our results once the market recognizes intrinsic business value.

Thank you for your interest in and continued support of the Mundoval Fund.

Sincerely yours,
Arthur Q. Johnson, CFA
President

Forms & Applications

START INVESTING:
Call: 858-454-4837


PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

Holdings & Sectors

Holdings

Top 15 Holdings as of December 31, 2013	
Baidu ADR	6.79%
Apple Computer Inc.	5.49%
Mastercard, Inc.	5.32%
BNP Paribas ADR	4.99%
Citigroup, Inc.	4.85%
Bank of America Corp.	4.80%
Google, Inc.	3.84%
American International Group, Inc.	3.75%
Munich RE Group	3.59%

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

LATEST NEWS

Quarterly Commentary 4Q13

Quarterly Commentary 3Q13

ING Group ADR	3.43%
CF Industries	3.42%
Hollyfrontier Corp.	3.40%
Teva Pharmaceutical	3.34%
EMC Corporation	3.32%
Aegon NV Ord.	3.25%

Sectors


Financials 31.76%
Information Technology 27.69%
Energy 12.82%
Telecommunication Services 11.03%
Materials 3.42%
Health Care 3.34%
Consumer Discretionary 3.21%
Industrials 3.15%
Consumer Staples 2.61%
Cash 0.98%


PROSPECTUS
Download PDF

Fund Sectors as of December 31, 2013	
Financials	31.76%
Information Technology	27.69%
Energy	12.82%
Telecommunication Services	11.03%
Materials	3.42%
Health Care	3.34%
Consumer Discretionary	3.21%
Industrials	3.15%
Consumer Staples	2.61%
Cash	0.98%

MUNDOVAL FUND
GLOBAL VALUE INVESTING



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses. The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification

As of December 31, 2013

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

LATEST NEWS

Quarterly Commentary 4Q13
Quarterly Commentary 3Q13

SUBSCRIBE TO OUR NEWSLETTER

name

email

Subscribe



50.42% Domestic
48.60% International
0.98% Net Cash[1]

*Net Cash represents cash equivalents and other assets less liabilities.

Top 10 Holdings	
Baidu ADR	6.97%
Apple Computer, Inc.	5.49%
Mastercard, Inc.	5.32%
BNP Paribas ADR	4.99%
Citigroup, Inc.	4.85%
Bank of America Corp.	4.80%
Google, Inc.	3.84%
American International Group, Inc.	3.75%
Munich RE Group	3.59%
ING Group ADR	3.43%

Industry Diversification	
Financials	31.76%
Information Technology	27.69%
Energy	12.82%
Telecommunication Services	11.03%
Materials	3.42%
Health Care	3.34%



PROSPECTUS

Download PDF

Consumer Discretionary	3.21%
Industrials	3.15%
Consumer Staples	2.61%
Cash	0.98%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings	27
2013 Portfolio Turnover	32.54%
Net Assets (millions)	$20.43
Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]

As of December 31, 2013


Mundoval Fund
MSCI World Index
29.39%
26.68%
14.97%
11.48%
15.91%
15.02%
5.57%
3.83%
8.13%
7.29%
1 Year
3 Years
5 Years
7 Years
Since Inception

Hypothetical Growth of $10,000 since inception[2]


$20,732
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2004
2006
2007
2009
2010
2012
2013

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $20,732 on 12/31/13. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

MUNDOVAL FUND

GLOBAL VALUE INVESTING

START INVESTING:

Call: 858-454-4837

Down Year in Emerging Markets May Create Value Investment Opportunities

In 2013, stocks ended the financial crisis with an exclamation point. Equity markets nearly everywhere saw big returns: the S&P 500 index rose over 30% for the year while the global MSCI World index followed close behind with a 26% gain.

Emerging markets had a relatively dismal year, dropping 2.6%. Although "cheap" doesn't always mean "value," we believe the decline in emerging market stock prices can provide the Mundoval Fund with an opportunity to invest in good businesses at discounted prices.

What exactly are emerging markets? Countries in the earlier phases of economic growth, that are still undergoing industrialization, are considered emerging markets. Hungary, Mexico, China and Egypt for example fall under the emerging market category.

How much of the Mundoval Fund is allocated to emerging markets? At the end of the year, Mundoval had just over 1/4 of fund assets invested in emerging market businesses.

Why emerging markets now? After a down year, many emerging market companies look cheap, especially compared to US and European business. Finding a good value after a banner year in the developed world may be challenging. Plus, other investors are fleeing emerging markets- over **$27 billion** were pulled from emerging market equity mutual funds last year. When investors exit a certain segment en masse, some quality businesses are likely to see their price weighed down by the broader dropping tide, creating a potentially good investment value.

Mundoval Differentiators

Management team investing in fund alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts
As of 12/31/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 27
2013 Turnover: 33%
Net Assets: $20.4 Mil
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS.